Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Digihost Technology Inc.

110 Yonge Street, Suite 1601

Toronto, ON M5C 1T4

Item 2 Date of Material Change

February 3, 2025

Item 3 News Release

The press release attached as Schedule “A” was released on February 3, 2025 through an approved Canadian newswire service.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Inquires in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9 Date of Report

February 3, 2025

SCHEDULE “A”

DIGIHOST PROVIDES JANUARY 2025 PRODUCTION UPDATE

Miami, FL – February 3, 2025 – Digihost Technology Inc. (“Digihost” or the “Company”) (Nasdaq / TSXV: DGHI), an innovative energy infrastructure company that develops cutting-edge data centers, is pleased to provide unaudited comparative Bitcoin (“BTC”) production results for the month ended January 31, 2025, combined with an operations update. All monetary references are expressed in USD unless otherwise indicated.

Monthly Production Highlights for January 2025

●	On a year over year basis, the Company’s cash, BTC and cash deposits of approximately $12.3 million as of January 31, 2025, as compared to $3.7 million on January 31, 2024 (based on a BTC price of $102,405 as of January 31, 2025 and $42,758 as of January 31, 2024, per CoinMarketCap), represents a 232% increase in its total holdings position balance.

●	The Company held cash, BTC and cash deposits of approximately $12.3 million as of January 31, 2025, as compared to $10.0 million on December 31, 2024 (based on a BTC price of $102,405 as of January 31, 2025 and $93,429 as of December 31, 2024, per CoinMarketCap), representing a 23% increase in its total holdings position balance.

●	Miners at the Company’s facilities produced approximately 30 BTC during the month between self-mining and hosting agreements, representing a decrease in 17% versus December 2024. This decrease is due to Dighost’s decision to actively participate in load curtailment for approximately seven days due to the high energy costs associated with the weather conditions at the Company’s locations in the month of January. By contributing and performing in these load reduction programs, the Company has seen a reduction in its BTC mining costs, in addition to being able to provide crucial grid reliability to surrounding electric consumers.

●	The Company invested approximately $1.2 million in January on capital expenditures, mining infrastructure support equipment, and deposits. This continued significant investment underscores Digihost’s commitment to long-term growth while maintaining a disciplined approach to capital allocation, prioritizing self-funding to minimize equity dilution for shareholders when possible, and still retaining a clean balance sheet with zero debt to bolster the Company’s flexible capital deployment strategies.

Operations Update

Digihost currently operates with approximately 100MW of available power across its three sites and is working towards expansion to 200MW and beyond. The Company plans to fuel this growth using its existing asset portfolio, combined with strategic inorganic expansion through targeted power acquisitions.

As part of its long-term strategy, Digihost remains committed to its three core business pillars:

1.	Acquiring Power Assets – The Company continues to expand its power infrastructure, ensuring a reliable and scalable energy foundation for its operations.

2.	Providing a Competitive Platform for Colocation and Self-Mining – By leveraging its infrastructure, Digihost offers cost-effective power solutions for digital asset miners while optimizing internal mining capacity.

3.	Maximizing the Highest and Best Use of Energy – With a strong focus on high-margin High-Performance Computing (“HPC”) applications, the Company is positioning itself at the forefront of next-generation computing and data processing.

Tier III HPC Data Center Update

The Company is also pleased to provide an update on its Tier III data center conversion in Columbiana, AL. Digihost is currently working with multiple contractors to finalize the existing site plans and is actively collaborating with local municipalities to ensure a smooth permit approval process. The Company remains on track with its development timeline, with an anticipated ~$175m Phase I (22MW), expected to be operational in 2026, and an anticipated ~$265m Phase II (55MW) to be completed in early 2027.

Collaboration with Nano Nuclear Energy

Digihost continues to advance its commitment to sustainability and innovation in energy solutions. In December 2024, the Company formalized a strategic Memorandum of Understanding (“MOU”) with NANO Nuclear Energy to integrate advanced nuclear energy technologies at its 60MW New York power facility. Digihost is committed to achieving net-zero carbon emissions, and its partnership with NANO Nuclear Energy is a key step toward this goal. Through this collaboration, Digihost aims to integrate advanced nuclear energy solutions across its operations, securing a long-term, zero-emission power supply. Beyond the initial MOU, both companies are actively exploring additional opportunities to expand nuclear energy integration, reinforcing Digihost’s desire to be a leader in sustainable digital asset mining.

About Digihost

Digihost is an innovative energy infrastructure company that develops cutting-edge data centers to drive the expansion of sustainable energy assets.

For further information, please contact:

Michel Amar, Chief Executive Officer

Digihost Technology Inc.

www.digihostpower.com

Digihost Investor Relations

T: 888-474-9222

Email: IR@digihostpower.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across mining operations, including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth and clean energy strategy, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: future capital needs and uncertainty of additional financing; share dilution resulting from equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; effects on Bitcoin prices as a result of the most recent Bitcoin halving; development of additional facilities and installation of infrastructure to expand operations may not be completed on the timelines anticipated by the Company, or at all; ability to access additional power from the local power grid and realize the potential of the clean energy strategy on terms which are economic or at all; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; development of additional facilities to expand operations may not be completed on the timelines anticipated by the Company; ability to access additional power from the local power grid; an increase in natural gas prices may negatively affect the profitability of the Company’s power plant; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedarplus.ca and www.SEC.gov/EDGAR. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

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